3-1-02



FORM 6-K


RECD S.E.C.
MAR 7 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of March 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

EQUANT N.V.

(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam-Sloterdijk
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

EQUANT ANNOUNCES FOURTH QUARTER 2001 EARNINGS

-- Merger benefits yield positive EBITDA --

Highlights of the Fourth Quarter:
- Revenues Increased to $747 Million
- Order Book at January 1, 2002 exceeded $3.0 Billion
- Positive EBITDA only 6 months after the Merger with Global One

Highlights of the Full Year:
- Pro forma Revenues increased to $3.1 Billion
- Pro forma EBITDA losses decreased from $(179) million to $(9) Million
- Statutory Revenues of $2.4 Billion and EBITDA of $135 Million
- Net Cash and Cash Equivalents totaled $377 Million at end of 2001

Amsterdam, The Netherlands – March 6, 2002 – Equant (New York Stock Exchange: ENT; Euronext Paris: EQU), today announced results for the fourth quarter and full year 2001.

Commenting on Equant's results, Didier Delepine, president and chief executive officer of Equant said: "In 2001 Equant became a recognized industry leader in the data and IP world with unmatched scale and scope of the product portfolio. Our unleveraged financial position sets us apart at a time of financial trauma in the telecoms industry. When billions of dollars have been wasted on unused resources, our low capital intensity model and our policy of redeeming debt after a successful equity transaction rather than borrowing more, confirms our value proposition.

"As expected, within 6 months of our merger with Global One we have already returned to positive EBITDA in the fourth quarter of 2001 demonstrating the strength and reliability of the Equant model. Our total revenue increased for the year on a pro forma basis by 12.1% as we reached $3.1 billion. EBITDA again on a pro forma basis for the year improves from loss of $(179) million to one of only $(9) million. In the fourth quarter we had a positive EBITDA of $6 million.

"Our integration activity should yield enhanced synergies in excess of $350 million on an annualized basis in 2003. We also expect to save nearly $200 million in capital expenditure in 2002 compared to the run rates of the first half 2001.

"We open the new financial year with an order book for Network Services of over $3 billion, which will provide the basis for our continued success in 2002. With the introduction of our new, award winning IP VPN product and the structural weakness in many of our competitors, we are experiencing high levels of interest from our customers. At the same time, we cannot say that we are completely immune to the pressures from the broader economy; weak demand for our fulfillment business has turned into weak demand for the whole of our Integration Services activities. The uncertain recovery of the air transport community is likely to lead to a softening of demand in the short term."

The Company is presenting the results under French Generally Accepted Accounting Principles (French GAAP), see page 10 for further explanation. This means that the statutory results comprise twelve months of Equant for 1999, 2000 and 2001 plus six months of Global One for 2001. The pro forma results for 2000 and 2001 include twelve months each of Equant and Global One.

Under French GAAP, statutory revenues for 2001 increased 62.2 percent to $2,390 million compared with the full year 2000, and EBITDA was $135 million compared $177 million in 2000, principally reflecting the acquisition of the Global One data business from France Telecom. The net loss, inclusive of non-recurring charges of $110 million, net of recoveries from France Telecom, was $(376) million or $(1.52) per share for the full year compared with $(48) million or $(0.24) per share for 2000.

The 2000 and 2001 pro formas also assume that the new SITA contractual arrangements were in place for the whole of 2000 and 2001. Certain contractual arrangements with Global One for product development and the transfer of a hosting business from France Telecom took place on January 1, 2001 and consequently have not been included in the 2000 pro formas. The effect of these arrangements and transfers and the other adjustments detailed below is presented below as the adjusted pro forma results.

Financial highlights prepared on a French GAAP basis are reconciled, in annex C, to the adjusted pro forma reporting discussed below. The company began reporting its results under French GAAP rather than US GAAP after its acquisition of the Global One's data business and has restated prior periods' results for comparability. The material differences between US GAAP and French GAAP as applied to the Company are commented on under Basis of Reporting below and in Annex E.

Adjusted Pro Forma Discussion

Financial Results Highlights ($ millions):

Revenues [1] [2]	4Q01	4Q00 Pro forma	%	2001 Pro forma	2000 Pro forma	%
Network Services	401.5	358.8	11.9	1551.2	1334.2	16.3
Integration Services	108.5	156.1	(30.5)	498.9	516.0	(3.3)
Other Services	67.4	26.9	150.6	284.9	132.0	115.8
SITA Contract [3]	170.1	100.8	68.8	729.8	751.6	(2.9)
Total Revenues	747.5	642.6	16.3	3064.8	2733.8	12.1
EBITDA [4]	6.0	(25.1)	NM	(8.7)	(179.0)	(95.1)
Depreciation	(104.5)	(93.7)	11.5	(452.8)	(335.9)	34.8
Adjusted Operating Loss	(98.5)	(118.8)	(17.2)	(461.5)	(514.9)	(10.4)

The footnotes for the table above are shown on page 10.

To provide more meaningful comparisons, unless otherwise noted, all of the discussion and tables, including references to operating profit/(loss) and EBITDA, exclude share plan costs, non-recurring charges, finance charges, equity in loss of affiliate and loss on impairment of investments. These are presented in Annex A and further discussed on pages 6 and 7.

The consolidated statements of operations on page 14, together with the associated notes, do include all of the above items.

Revenues

Revenues for the fourth quarter increased 16.3 percent compared with the pro forma fourth quarter 2000 to $747 million. Full year 2001 revenues increased 12.1 percent to $3,065 million.

Network Services' revenues increased by 11.9 percent to $402 million in the fourth quarter of 2001; and for the full year 2001, Network Services' revenues reached $1,551 million, an increase of 16.3 percent over 2000. Revenues from high-speed services now account for approximately 95 percent of Network Services' revenues.

Network connections at December 31, 2001 were 190,000, including those for SITA.

Order intake for Network Services in the fourth quarter was nearly $0.5 billion resulting in a year-end order book of over $3.0 billion. The Company is currently integrating its sales management systems and consequently this information remains approximate.

In the fourth quarter the Company received orders of $25 million from one customer and over $50 million of orders from another as well as 59 other orders of over $1 million. Among our new customers in the quarter were such multinational businesses as ABN AMRO, Alfa Laval, and American President Lines.

Integration Services' revenues declined by 30.5 percent to $109 million this quarter reflecting the economic slow down and customers' cutbacks in capital expenditures. As a result, revenues for fulfillment were below last year's levels by over 50 percent, which in turn, resulted in lower installation and maintenance income.

Despite the substantial decline in the fourth quarter, Integration Services' 2001 revenues declined by only 3.3 percent compared with 2000. The year over year declines in both fulfillment and services revenues were only partially offset by a 104 percent increase in revenues from hosting, messaging and applications, mainly as a result of the transfer of a hosting business from France Telecom to Global One in January 2001, which gave rise to approximately $55 million of additional revenue.

Revenues from SITA were $170 million in the fourth quarter reflecting the new contractual arrangements with SITA. The revenues for the 2001-year totaled $730 million.

Other services revenues in the fourth quarter were $67 million, which includes circuit switched voice revenues of $46 million as well as revenue from other services provided to France Telecom affiliates.

For the full year 2001, revenues from other services increased by 115.8 percent over 2000, primarily as a result of the inclusion of product management royalties from Transpac from January 2001 and an increase in circuit switched voice revenues.

Additional Financial Highlights ($ millions unless otherwise indicated)

	4Q01	4Q00 [3] Pro Forma	%	2001 [3] Pro Forma	2000 [3] Pro Forma	%
Gross Profit	217.9	164.3	32.6	830.0	633.0	31.1
Gross Margin %	29.2%	25.6%		27.1%	23.2%	
Selling Expenses	80.0	104.3	(23.3)	409.3	407.8	0.4

As % of Revenue	10.7%	16.2%		13.4%	14.9%	
G & A Expenses	131.9	85.1	55.0	429.4	404.2	6.2
As % of Revenue	17.6%	13.2%		14.0%	14.8%	
Depreciation	104.5	93.7	11.5	452.8	335.9	34.8
As % of Revenue	14.0%	14.6%		14.8%	12.3%	
Adjusted Operating Loss	(98.5)	(118.8)	17.2	(461.5)	(514.9)	10.4
Operating Margin %	(13.2)%	(18.5)%		(15.1)%	(18.8)%	

The footnotes for the table are shown on page 10.

Gross Profit and Gross Margin

In line with general industry practice, the Company is reporting gross profit and gross margin excluding depreciation and amortization.

The Company's gross profit was $218 million in the fourth quarter of 2001, an increase of 32.6 percent from the $164 million in the same period of 2000. The gross margin was 29.2 percent this quarter compared to 25.6 percent in the 2000 fourth quarter. The new contractual arrangements with SITA increases gross profit by approximately $17 million and gross margin by 2.3 percentage points.

Gross profit for the full-year 2001 was $830 million, an increase of 31.1 percent from the $633 million in 2000 and the gross margin for 2001 was 27.1 percent compared with 23.2 percent in 2000.

The underlying improvement in gross profit and gross margin arises mainly from a combination of higher revenues, primarily in the Network Services division, and higher margins achieved through an improvement in the network cost structure. The actions taken by the Company to integrate its two networks have already yielded significant circuit and personnel cost savings.

Operating Expenses

Selling expenses of $80 million for the fourth quarter were down 23.3 percent from the comparable period last year, reflecting the rationalization of the Company's sales and marketing operations. Selling expenses as a percent of revenue declined to 10.7 percent this quarter compared to the 16.2 percent in the fourth quarter of 2000. On a full year basis, selling expenses fell from 14.9 percent of revenues to 13.4 percent.

General and administrative (G&A) expenses this quarter were $132 million, a 55.0 percent increase from the 2000 fourth quarter, reflecting the inclusion of approximately $17 million of costs associated with the SITA contractual arrangements and $2 million in respect of the hosting business transferred from France Telecom. In addition the Company has made an increase of $10 million in its provision for bad and doubtful debts to align Global One's provisioning policy with the Company's. In the fourth quarter 2001, accounting and audit fees increased by $8 million compared with the fourth quarter 2000, reflecting the complexities involved.

Adjusting for the above items G&A expenses increased by 11.8 percent to $95 million this quarter compared with last year's $85 million. G&A as a percent of revenue increased to 17.6 percent this quarter from 13.2 percent for the fourth quarter 2000. G&A expenses in 2001 were 14.0 percent of revenue compared with 14.8 percent in 2000.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $6 million in the 2001 fourth quarter compared to an EBITDA loss of $25 million in the comparable quarter in 2000. EBITDA for the full-year 2001 was a loss of $9 million, compared to a loss of $179 million in 2000.

Other Operating Income and Expenses

The following items were excluded from the preceding discussion on EBITDA.

Depreciation and Amortization (excluding goodwill)

Depreciation and amortization expense increased 11.5 percent to $105 million for the quarter compared to $94 million in the comparable 2000 period, reflecting increased investment in the Equant global network. For the full year, depreciation increased 34.8 percent to $453 million in 2001. After allowing for accelerated depreciation of $68 million in the first half of 2001, on assets that were acquired with Global One, the annual increase was 14.6 percent

Share Plan

Under French GAAP there is no charge upon the issuance of options and share awards but the Company continues to accrue for social charges related to these grants. In 2001, and to a more significant extent in 2000, the financial statements reflect a reversal of excess accrued social charges that had been built up in years reflecting a higher stock price at that time.

Non-recurring Charges - Restructuring and Integration Costs

As part of the merger rationale for Equant and Global One, the Company has stated that it intends to move rapidly towards restructuring and integrating the operations of the two organizations and thereby achieve significant cost synergies.

The costs incurred to integrate and restructure Global One and Equant were $5 million in the period prior to July 1, 2001, $25 million in the third quarter and $64 million in the fourth quarter. In total $94 million, net of $79 million of recoveries from France Telecom. The major components of the charge, before recoveries from France Telecom, are: $81 million for rationalization of the US network and other network elements, $37 million for personnel related costs, and $27 million of integration planning and implementation costs. The Company expects further restructuring and integration charges of approximately $300 million in 2002.

Other Non-recurring Charges

The charges of $19 million in the fourth quarter and full year 2000 and $16 million in 2001 for other non-recurring items reflect the costs associated with restructuring the SITA-Equant joint venture network, the integration of Network Services and Integration divisions and the costs of aborted corporate transactions prior to the transactions with Global One and France Telecom.

Operating Loss

The operating loss of $98 million in the fourth quarter of 2001 reflects an improvement from the loss of $119 million in the comparable period of 2000. For the full year 2001 the operating loss improved by over $50 million from the 2000 year, mainly as a result of the improvement in gross profit.

Non-Operating Expenses

Finance Charges

Interest income for the fourth quarter of 2001 was $2 million compared with $17 million interest expense in the 2000 quarter. The cash infusion from the transaction with France Telecom allowed the Company to repay debt, which had built up through June 2001.

In the fourth quarter 2001, the Company recognized a foreign exchange gain of $3 million compared with a gain of half a million dollars in the fourth quarter 2000. For the full year 2001, there was a loss of $8 million compared with a gain of $2 million in 2000.

Income Taxes

The Company recorded an income tax provision of $24 million in the fourth quarter compared with $5 million in the 2000 period. The charge for the year is $57 million primarily reflecting the write down of over $40 million of the Company's deferred tax assets related to net operating loss carry forwards. While these assets have been written off they remain available for use in the future. However the merger with Global One has pushed the utilization of the net operating losses forward several years into the future and our accounting rules required us to provide reserves against these assets.

Additional Information

Capital expenditures totaled $78 million this quarter, including $46 million for the Company's global network, and $619 million on a pro-forma basis for the year 2001, including $519 million for the network. The balance of the capital expenditures was principally for customer premises equipment, computer systems and customer support facilities.

As part of the integration of the Company's networks stringent capital expenditure controls were imposed. Consequently, the fourth quarter level of expenditure should not be regarded as indicative of future capital expenditure patterns.

The Company purchased indefeasible rights of use (IRUs) for national and international transmission facilities totaling $108 million on a pro forma basis in 2001. Under French GAAP the Company treats IRUs as intangible assets, which are amortized over their useful lives but in no circumstances over more than 10 years. At December 31 2001, the Company owned IRUs with a gross book value of some $230 million.

The Company generally does not engage in capacity swaps as it uses transmission capacity to deliver value-added services to customers rather than providing transmission capacity to telecommunications carriers. However, the Company exchanged surplus capacity acquired with Global One to meet its planned network requirements. The value of the swap was approximately $7.4 million. The Company did not recognize any revenue, profit or loss from the capacity swap. Continuing integration and rationalization of the Company's networks might produce further surplus capacity which, if swapped, will be treated as an exchange of assets with no revenue impact.

At December 31, 2001 net cash and cash equivalents totaled $377 million. During the year, the Company repaid its bank facilities of $602 million with the proceeds from the transaction with France Telecom.

France Telecom has offered to make available to the Company a $250 million revolving credit facility and a $50 million treasury agreement on normal commercial terms. Management considers that this commitment from France Telecom should be sufficient to fund its operations for at least the next 12 months.

Employment at December 31, 2001 was 11,300 compared with 13,300 at June 30, 2001. The reduction reflects the reorganization of the businesses undertaken after the merger, including the transfer of activities to related parties.

Related Party Revenues and Agreements

France Telecom

Revenues derived from the France Telecom Group totaled $59 million in the fourth quarter and $235 million for the full year on a pro forma basis. These revenues reflect business arrangements, which primarily were put in place as part of the transaction with France Telecom.

In addition, in the fourth quarter of 2001, some $55 million of costs were incurred on behalf of France Telecom and transferred to them on a pass through basis by the Company. (See the sections relating to Calling Cards and Voice Carrier Business and Voice Services). France Telecom invoiced Equant some $51 million for services received in the normal course of business.

A brief summary of these arrangements is contained in Annex D.

Radianz

Revenues received from Radianz, the Company's 49 percent-owned joint venture with Reuters, totaled $85 million in the full year 2001 compared with $40 million in the six months of 2000.

Basis of Reporting

The Company's results are prepared in accordance with French GAAP which provides the investment community with accounting information that reflects the Company's acquisition of Global One and aligns the Company's accounting principles with those of its majority owner, France Telecom. There are no changes to our policies on revenue recognition as a result of this change in GAAP.

The major differences between US GAAP and French GAAP include acquisition accounting, the treatment of share plan costs, the treatment of foreign exchange profits and losses, and the treatment of goodwill arising from Radianz.

A more detailed description of the differences is contained in Annex E.

The Company will continue to comply with SEC reporting requirements, including an annual report on form 20-F and will provide a reconciliation of the results to those produced under US GAAP.

Revisions to Previously Issued Pro forma Statements

As part of the integration of Global One it has been necessary to align Global One's accounting policies and practices with those of the Company. The Company's review has also highlighted that certain other adjustments were necessary. The effect of these adjustments is to reduce the estimated pro forma EBITDA loss for the first six months of the 2001 financial year by $18 million, and to increase the EBIT loss by $40 million compared with the EBITDA and EBIT numbers previously reported.

For the full year 2000 the main change to the pro forma reported in the Shareholders' Circular reflects the adoption of French GAAP as the absence of transaction related goodwill caused the operating profit to improve by $550 million. EBITDA improved by $23 million largely because of the identification of additional depreciation costs attributed to the excluded businesses of Global One.

Footnotes:

(1) Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded.
(2) The pro forma results have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2000.
(3) 4Q00 and 4Q01 reflect actual SITA revenues. The 2000 and 2001 full-year pro forma results reflect the new contractual arrangements with SITA.
(4) EBITDA: operating profit/(loss) before share plan costs, non-recurring charges and depreciation and amortization.

The Company will host a conference call for investors on March 7,2002 at 7:00 a.m. (EDT) and 1:00 p.m. (CET). The call can be accessed via the Equant web site at (www.equant.com) or by dialing +1 913-981-5517 in North America or +44-20-8515-2322 in Europe. **The presentation slides to be used on the investor call are available on the Equant web site.**

In addition a face to face press briefing in Paris and a press conference call to discuss the results is scheduled for March 7, 2002 at 8:30 a.m. (EDT) and 2:30 p.m. (CET). The press briefing will be held at the Hotel Monceau, 35 avenue Hoche, Paris 8. The press conference call can be accessed by dialing +1 913-981-5592 in North America or +44 20-8400-6332 in Europe.

An audio web transmission (listen only) will also be made available on www.equant.com and on www.francetelecom.com

About Equant

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global IP and data services for multinational businesses, offering network, integration and managed services to global business. The network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 145 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies. Equant, a member of the France Telecom Group, meets the diverse needs of global companies with the industry's most extensive portfolio of managed data network services. Equant's 2001 revenues, on a pro forma basis, were more than $3 billion.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F and the submission on Form 6-K containing the shareholder's circular, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, Equant's rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations

Fredric Emmert
+1 703 689 6010
fredric.emmert@equant.com

Europe
Frédéric Gielec
+33 1 46 46 2189
frederic.gielec@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

Equant Investor Relations

Jim Armstrong
+1 678 346 3754
james.armstrong@equant.com

Europe
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

Annexes to Follow:

A Statutory results for the three months ended December 31, 2001 and pro forma results for the years ended December 31, 2000 and 2001 and the three months ended December 31, 2000.

B Statutory results for the three years ended December 31, 1999 to 2001.

C Reconciliation of statutory to pro forma results for the years ended December 31, 2000 and 2001 and the three months ended December 31, 2000.

D Description of Related Party Transactions

E Basis of Reporting

Annex A

Consolidated Statements of Operations
Actual (A) and Pro forma (P)
(U.S. dollars millions, except per share data)

	for the 3 months ended December 31,		for the years ended December 31,	
	2001 A	**2000 P**	**2000 P**	**2001 P**
Sales of services and products	$ 747.5	642.6	$ 2,733.8	$ 3,064.8
Cost of services and products sold	(529.6)	(478.3)	(2,100.8)	(2,381.2)
Other operating income	-	-	-	146.4
Gross profit	217.9	164.3	633.0	830.0
Selling	80.0	104.3	407.8	409.3
General and Administrative	131.9	85.1	404.2	429.4
EBITDA [1]	**6.0**	**(25.1)**	**(179.0)**	**(8.7)**
Depreciation and amortization (ex goodwill)	104.5	93.7	335.9	452.8
Share plan costs	(9.0)	(8.9)	(24.1)	(7.1)
Non-recurring charges	63.7	18.9	18.9	109.6
Operating profit / (loss)	**(153.2)**	**(128.8)**	**(509.7)**	**(564.0)**
Financial income / (charges)	5.0	(16.4)	(47.1)	(32.9)
Loss on impairment of investments accounted at cost	-	(22.1)	(22.1)	(13.1)
Income taxes	(24.0)	(4.6)	(13.1)	(57.2)
Equity in loss of affiliate	(8.7)	(2.0)	(9.4)	(25.3)
Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	**(180.9)**	**(173.9)**	**(601.4)**	**(692.5)**
Goodwill amortization	(4.8)	(6.1)	(16.1)	(21.7)
Minority interests	(0.2)	0.1	(0.3)	(0.4)
Net profit / (loss) from continuing operations	**(185.9)**	**(179.9)**	**(617.8)**	**(714.6)**

[1] EBITDA: operating profit / (loss) before Share plan costs, Non-recurring charges and Depreciation and amortization

Per share data - basic and diluted				
Net profit / (loss) from continuing operations	$ (0.64)	(0.61)	$ (2.11)	$ (2.44)
Basic weighted average number of shares	292,698,392	292,698,392	292,159,311	292,425,390

Consolidated Statements of Operations
(U.S. dollars millions, except per share data)

	Years ended December 31,		
	1999	2000	2001
Sales of services and products	$ 1,031.3	$ 1,473.4	$ 2,390.7
Cost of services and products sold	(628.9)	(989.0)	(1,847.0)
Other operating income	-	-	146.4
Gross profit	402.4	484.4	690.1
Selling	125.3	174.9	255.1
General and Administrative	118.7	132.4	299.7
EBITDA [1]	**158.4**	**177.1**	**135.3**
Depreciation and amortization, excluding goodwill	106.0	166.8	299.2
Share plan costs	28.2	(24.1)	(7.1)
Non-recurring charges	1.9	18.9	110.2
Operating profit / (loss)	**22.3**	**15.5**	**(267.0)**
Financial income / (charges)	14.7	(10.7)	(17.9)
Loss on impairment of investments accounted at cost	-	(22.1)	(13.1)
Income taxes	(19.9)	(4.4)	(41.6)
Equity in loss of affiliate	-	(9.5)	(25.3)
Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	**17.1**	**(31.2)**	**(364.9)**
Goodwill amortization	(4.0)	(16.1)	(21.7)
Minority interests	(0.9)	(0.3)	(0.6)
Net profit / (loss) from continuing operations	**12.2**	**(47.6)**	**(387.2)**
Net loss of discontinued operations	(0.2)	(0.3)	(2.6)
Gain on disposal of discontinued operations	-	-	13.4
Net profit / (loss)	**$ 12.0**	**$ (47.9)**	**$ (376.4)**

[1] EBITDA: operating profit / (loss) before Share plan costs, Non-recurring charges and Depreciation and amortization

Per share data - basic and diluted

	1999	2000	2001
Net profit / (loss) from continuing operations	$ 0.06	$ (0.24)	$ (1.56)
Discontinued operations	-	-	0.04
Net profit / (loss) per share	**$ 0.06**	**$ (0.24)**	**$ (1.52)**
Basic weighted average number of shares	201,477,046	201,503,333	247,985,649
Diluted weighted average number of shares, where the impact is not antidilutive	203,467,643		

Condensed Consolidated Balance Sheets
(U.S. dollars millions)

	At December 31, 2000	At December 31, 2001
ASSETS		
Cash and cash equivalents	$ 53.5	$ 385.8
Accounts receivable from SITA, Radianz and France Telecom	100.0	688.4
Accounts receivable, other	447.2	873.5
Total Current Assets	600.7	1,947.7
Goodwill	199.2	177.5
Other intangible assets, net	81.1	301.2
Property and equipment, net	569.6	1,077.4
Investments accounted for using the equity method	151.1	133.6
Investments at cost	18.2	6.2
Other non-current assets	87.0	75.5
Total Non-current Assets	1,106.2	1,771.4
Total Assets	**$ 1,706.9**	**$ 3,719.1**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank loans & current portion of long-term debt	$ 31.9	$ 8.8
Trade accounts payable to SITA, Radianz and France Telecom	44.2	451.4
Trade accounts payable, other	97.8	127.8
Accrued liabilities	155.0	349.2
Other current liabilities	117.0	368.6
Total Current Liabilities	445.9	1,305.8
Provisions for liabilities and charges	19.6	29.6
Long-term debt, less current portion	404.5	4.0
Other non-current liabilities	94.9	101.8
Total Non-current Liabilities	519.0	135.4
Minority interests	0.4	0.4
Shareholders' Equity	741.6	2,277.5
Total Liabilities and Shareholders' Equity	**$ 1,706.9**	**$ 3,719.1**

Condensed Consolidated Statements of Cash Flows
(U.S. dollars millions)

	Years ended December 31,		
OPERATING ACTIVITIES	**1999**	**2000**	**2001**
Net profit / (loss)	$ 12.0	$ (47.9)	$ (376.4)
Adjustments to reconcile net loss to funds generated from operations			
Depreciation and amortization	110.0	182.9	320.9
Other	2.9	26.5	81.8
Funds generated from operations	**124.9**	**161.5**	**26.3**
Changes in operating assets and liabilities			
Change in trading balances with SITA, Radianz and France Telecom	(20.8)	(43.8)	(68.2)
Other	(7.7)	(48.5)	(75.5)
Total changes in operating assets and liabilities	(28.5)	(92.3)	(143.7)
Net cash provided by operating activities	**96.4**	**69.2**	**(117.4)**
INVESTING ACTIVITIES			
Net investment in property and equipment	(225.6)	(305.9)	(279.1)
Net investment in intangible assets	(53.7)	(45.3)	(119.6)
Net cash (invested in) / acquired from investments and acquisitions (net of transaction costs in 2001 of $29.4)	(72.7)	(269.2)	265.9
Proceeds from disposal of discontinued operations	-	-	3.6
Net cash used in investing activities	**(352.0)**	**(620.4)**	**(129.2)**
FINANCING ACTIVITIES			
(Cost of) / Proceeds from issuance of shares	(0.7)	1.4	1,000.0
Net proceeds from / (repayment of) borrowings and bank overdrafts	6.0	400.0	(425.2)
Dividends paid by subsidiaries to minority shareholders	(0.4)	(0.5)	-
Net cash provided by financing activities	**4.9**	**400.9**	**574.8**
Effect of changes in exchange rates on cash and cash equivalents	4.7	(2.1)	4.1
(Decrease)/increase in cash and cash equivalents	**(246.0)**	**(152.4)**	**332.3**
Cash and cash equivalents at beginning of the year	**451.9**	**205.9**	**53.5**
Cash and cash equivalents at end of the year	**$ 205.9**	**$ 53.5**	**$ 385.8**

Reconciliation of Full Year 2001 Actual to Pro Forma

(US dollars millions)	Equant [1]	Global One [2]	Global One [3]	Other [4]	Pro Forma
Sales of services and products	2,390.7	595.4	(95.4)	174.1	3,064.8
Cost of services and products sold	(1,847.0)	(554.8)	183.2	(162.6)	(2,381.2)
Other operating income	146.4				146.4
Gross profit	690.1	40.6	87.8	11.5	830.0
Selling	255.1	152.8	(8.0)	9.4	409.3
General and Administrative	299.7	97.1	(9.7)	42.3	429.4
EBITDA	135.3	(209.3)	105.5	(40.2)	(8.7)
Depreciation and amortization	299.2	85.6		68.0	452.8
Share plan costs	(7.1)				(7.1)
Non-recurring charges	110.2			(0.6)	109.6
Operating profit / (loss)	(267.0)	(294.9)	105.5	(107.6)	(564.0)
Financial income / (charges)	(17.9)	(34.0)		19.0	(32.9)
Unquoted investment write down	(13.1)				(13.1)
Income taxes	(41.6)	(2.4)		(13.2)	(57.2)
Equity in loss of unconsolidated affiliate	(25.3)				(25.3)
Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	(364.9)	(331.3)	105.5	(101.8)	(692.5)
Goodwill amortization	(21.7)	(2.4)	2.4		(21.7)
Minority interests	(0.6)	0.2			(0.4)
Net profit / (loss) from continuing operations	(387.2)	(333.5)	107.9	(101.8)	(714.6)

Notes
1. 6 months of unmerged Equant and 6 months of the combined Equant and Global One
2. Global One from January to June 2001
3. Global One excluded businesses
4. Other adjustments

Reconciliation of Full Year 2000 Actual to Pro Forma

(US dollars millions)	Equant [1]	Global One [2]	Global One [3]	Other[4]	Pro Forma
Sales of services and products	1,473.4	1,131.7	(311.4)	440.1	2,733.8
Cost of services and products sold	(989.0)	(1,096.0)	360.0	(375.8)	(2,100.8)
Other operating income					-
Gross profit	484.4	35.7	48.6	64.3	633.0
Selling	174.9	227.9	(2.0)	7.0	407.8
General and Administrative	132.4	216.2	(8.2)	63.8	404.2
EBITDA	**177.1**	**(408.4)**	**58.8**	**(6.5)**	**(179.0)**
Depreciation and amortization, excluding goodwill	166.8	169.1			335.9
Share plan costs	(24.1)				(24.1)
Non-recurring charges	18.9				18.9
Operating profit / (loss)	**15.5**	**(577.5)**	**58.8**	**(6.5)**	**(509.7)**
Financial (charges)	(10.7)	(36.4)			(47.1)
Unquoted investment write down	(22.1)				(22.1)
Income taxes	(4.4)	(8.7)			(13.1)
Equity in loss of unconsolidated affiliate	(9.4)				(9.4)
Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	**(31.1)**	**(622.6)**	**58.8**	**(6.5)**	**(601.4)**
Goodwill amortization	(16.1)	(4.4)	4.4		(16.1)
Minority interests	(0.3)				(0.3)
Net profit / (loss) from continuing operations	**(47.5)**	**(627.0)**	**63.2**	**(6.5)**	**(617.8)**

Notes
1 Equant standalone
2 Global One Historical
3 Global One excluded businesses
4 Other adjustments

Reconciliation of 2000 Fourth Quarter Actual to Pro Forma

(US dollars millions)	Equant [1]	Global One [2]	Global One [3]	Pro Forma
Sales of services and products	429.0	291.5	(77.9)	642.6
Cost of services and products sold	(285.8)	(282.5)	90.0	(478.3)
Other operating income				-
Gross profit	143.2	9.0	12.1	164.3
Selling	47.9	56.9	(0.5)	104.3
General and Administrative	33.1	54.1	(2.1)	85.1
EBITDA	**62.2**	**(102.0)**	**14.7**	**(25.1)**
Depreciation and amortization	51.4	42.3		93.7
Share plan costs	(8.9)			(8.9)
Non-recurring charges	18.9			18.9
Operating profit / (loss)	**0.8**	**(144.3)**	**14.7**	**(128.8)**
Financial (charges)	(7.3)	(9.1)		(16.4)
Unquoted investment write down	(22.1)			(22.1)
Income taxes	(2.4)	(2.2)		(4.6)
Equity in loss of unconsolidated affiliate	(2.0)			(2.0)
				0.0
Net profit / (loss) from continuing operations, before minority interests and goodwill amortization	**(33.0)**	**(155.6)**	**14.7**	**(173.9)**
Goodwill amortization	(6.1)	(1.1)	1.1	(6.1)
Minority interests	0.1			0.1
Net profit / (loss) from continuing operations	**(39.0)**	**(156.7)**	**15.8**	**(179.9)**

Notes
1. Equant standalone
2. Global One Historical
3. Global One excluded businesses

Related Party Revenues and Agreements.

Commercial Relationships between the Company and France Telecom.

On June 29, 2001, the Company and France Telecom, through its France-based branch, Transpac, entered into numerous agreements, three of which (Umbrella, Affiliation and Reseller) together govern the commercial relationship between the Company and France Telecom in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between the Company and Transpac as well as the sale and support of each other's products and services (except voice and calling card services) in their respective markets. Transpac has agreed to minimum revenue guarantees to the Company, rising to $185 million for 2002 and 2003. Revenues from these sales will be included in revenues as accrued. For 2004 and subsequent years the minimum revenue guarantees will be negotiated between the parties. Various ancillary agreements establish the terms and conditions for support services including trademark licensing and product development. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company's outstanding shares.

Commercial Relationships between France Telecom and the Company With Respect to the Network.

France Telecom supplies transmission capacity and IP services to the Company in certain geographic regions where France Telecom has competitive prices and services. The Company provides transmission capacity and IP services to France Telecom in countries where France Telecom does not have a presence. Pricing for these services is based on market price. In addition, the Company may also supply ancillary support services on a cost plus basis. These commercial relationships will continue under varying terms so long as France Telecom continues to own at least 34% of the Company's outstanding shares. Revenues for these services are included within other operating income.

Calling Cards and Voice Carrier Business

The Company acts as France Telecom's agent on a limited risk basis for its pre-paid and post-paid calling cards businesses in various countries. In light of this limited risk the Company earns a fee of 0.5 percent. The amounts invoiced are passed through to France Telecom less the Company's fees. In view of the limited risk the revenues from this activity of some $50 million for the period from July 1, 2001 are netted against costs and the fee is also netted against costs. The Company is also the distributor for France Telecom's carrier business outside France. Both of these commercial relationships derive from distribution agreements originally executed by France Telecom and Global One. Agreements in most of the countries should terminate by the end of 2002.

Annex D: 2 of 2

Voice Services

The Company and France Telecom have agreed to transfer the operation, management and financial responsibility for the Company's switched voice business and switched voice platform (most of which was acquired in the merger with Global One) to France Telecom. The Company and France Telecom have planning and financial arrangements in place to ensure that the switched voice business does not materially affect the Company's profitability. The Company expects to gradually migrate its voice business to a Voice over IP platform by the end of 2005. Revenues earned by the Company in relation to these arrangements for voice services are shown within other operating income.

A fuller description of these agreements will be contained in the Company's filing on SEC Form 20F.

The Company's Articles of Association provide that the independent directors on the Company's Supervisory Board must approve any transaction with France Telecom that is outside the normal course of business or is conducted on anything other than an arm's length basis.

Annex E

Basis of Reporting

The major differences between US GAAP and French GAAP include:

a) Acquisition Accounting.
Under French GAAP the business combination with Global One was accounted for in a manner similar to a pooling of interests and consequently there is no goodwill arising from the transaction. Under US GAAP the transaction is accounted for as a reverse acquisition with Global One business reflected as the accounting acquirer using the purchase method creating significant intangible assets and goodwill. Accordingly the financial statements and operating results reported under US GAAP will differ significantly from those reported under French GAAP.

b) Share Plan.
Under French GAAP there is no cost for the issuance of options and share awards, but we do continue to accrue for the social charges related to these grants. For its US GAAP accounts the Company will be conforming to France Telecom's adoption of Accounting Principles Board Opinion No.25.

c) Minor presentation Issues
French GAAP treats gains and losses on foreign exchange as part of the financing cost of the business and these are grouped with interest costs in "financing charges". Therefore, this represents a minor change to the EBITDA and EBIT presentation. In the fourth quarter 2001 there was a foreign exchange gain of $3 million but a loss of $8 million in the full year.

d) Radianz
Under French GAAP goodwill arising from the Company's equity holding in Radianz is recorded as goodwill as opposed to being included in "Investments accounted for using the equity method". The related amortization charge will be reported in goodwill amortization as opposed to "equity in loss of affiliates".

e) Under French GAAP the contribution from France Telecom towards restructuring and integration costs is recognized as a reduction to the expense on the statement of operations. Under US GAAP it would be reported as an equity contribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2002 By: ______________________



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